Exhibit 1

Level 18, 275 Kent Street

Sydney, NSW, 2000

ASX

Release

7 December 2020

WESTPAC SELLS PACIFIC BUSINESSES

Westpac Group today announced the sale of its Pacific businesses – Westpac Fiji and Westpac’s 89.91% stake in Westpac Bank PNG Limited – to Kina Securities Limited (ASX:KSL) (Kina Bank) for up to $420 million.

Westpac Group Chief Executive, Specialist Businesses & Group Strategy, Jason Yetton, said the sale follows the Group’s strategic decision to focus on consumer, business and institutional banking in Australia and New Zealand.

“We are taking another step in becoming a simpler, stronger bank while ensuring a high standard of banking services is maintained for our Pacific customers, as well as providing new opportunities for our people.

“Choosing the right purchaser for our businesses is important to us, our people and the communities we serve. We are pleased our Pacific businesses are being acquired by Kina Bank. Kina is a strong brand in the region and is well positioned with deep local knowledge to continue to help our consumer and business customers succeed,” Mr Yetton said.

The sale price is made up of $315 million payable at completion and $60 million to be paid six- monthly over the following 18 months for Westpac PNG. The sale price also includes earn-out payments of up to $45 million which are scheduled to occur annually over 24 months following completion and are subject to the business performance of Westpac Fiji.

It is expected there will be an accounting loss on sale of approximately $230 million1 including a foreign currency translation reserve (FCTR) loss which will be based on exchange rates on completion.

Completion of the transaction is subject to various regulatory approvals in Fiji and PNG and Kina Bank shareholder approval. Completion is expected to occur in the Second Half of FY2021.

1 The accounting loss is based on $375 million and excludes $45 million of potential earn-out payments.

About Westpac Pacific2

Westpac Pacific runs commercial banks in both Fiji and PNG, manufacturing and distributing a broad suite of products (deposits, lending, payments, cards and FX) as well as services to retail, business and institutional banking customers.

At 30 September 2020, Westpac Pacific had net assets of $580 million, net loans of $1.58 billion, deposits of $2.34 billion and risk weighted assets of $2.9 billion.

In Full Year 2020, Westpac Pacific generated cash earnings of approximately $11 million. This comprised net operating income of $177 million, expenses of $105 million and impairment charges of $54 million.

The sale will add approximately 3 bps to Westpac’s Common Equity Tier 1 capital ratio.

Kina Bank

Kina Bank was established in Papua New Guinea in 1985 as a diversified financial services company and is listed on both the ASX and the Port Moresby Stock Exchange (PNGX). It serves retail, commercial and SME customers and offers end-to- end financial solutions including personal banking, small business loans, financial advice and investment management.

For further information:

Lisa Parrett	Andrew Bowden
Media Relations	Investor Relations
M. 0432 933 796	M. 0438 284 863
P. +612 8253 4008

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

2 30 September 2020 and Full Year 2020 numbers are unaudited and reflect 100% contribution of Westpac Bank PNG Limited.